Exhibit 1

Fourth and Full Quarter Year 2022 Earnings Webcast February 24, 2023

02

About projections and forward-looking statements

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the "Company" or "Vista") can be found in the "Investors" section on the website at www.vistaoilandgas.com.
This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission ("SEC"), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission ("CNBV") or an exemption from such registrations.
This presentation does not contain all the Company's financial information. As a result, investors should read this presentation in conjunction with the Company's consolidated financial statements and other financial information available on the Company's website. All the amounts contained herein are unaudited.
Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.
This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.
No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, "Affiliates"), members, directors, officers or employees or any other person (the "Related Parties") as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.
This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.
This presentation includes "forward-looking statements" concerning the future. The words such as "believes," "thinks," "forecasts," "expects," "anticipates," "intends," "should," "seeks," "estimates," "future" or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.
There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations – including Vista's anticipated performance and guidance for 2023 included in this presentation – are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act.
These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.
Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista's business can be found in Vista's public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).
You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.
Other Information. Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista's Investor Relations website, in addition to following Vista's press releases, SEC filings, public conference calls and webcasts.

VISTA
ENERGY FOR TOMORROW

03

Consistently delivering strong operational and financial performance

Q4 2022 - HIGHLIGHTS

Metric	Value	y-o-y
Production [(1)]	54.7 Mboe/d	+33% y-o-y
Oil Production	45.7 Mbbl/d	+41% y-o-y
Revenues	308 $MM	+57% y-o-y
Lifting Cost [(2)]	7.2 $/boe	(11)% y-o-y
CAPEX [(3)]	145 $MM	+49% y-o-y
Adj. EBITDA [(4)]	202 $MM	+73% y-o-y
Free Cash Flow [(5)]	57 $MM	(9)% y-o-y
Net Leverage Ratio	0.4 x	(49)% y-o-y
Adj. Net Income [(6)]	171 $MM	+383% y-o-y
Adj. EPS [(7)]	2.0 $/sh	~5x y-o-y

(1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations
(2) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs
(3) Property, plant and equipment additions
(4) Adj. EBITDA = Net profit for the period + Income tax expense + Financial income (Expense), net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments
(5) Free cash flow = Operating activities cash flow + Investing activities cash flow
(6) Adjusted net income/loss = Net profit/loss + Deferred Income Tax + Changes in the fair value of warrants + Impairment of long-lived assets
(7) Adj. EPS = Adj. Net Income divided by weighted average number of ordinary shares

VISTA
ENERGY FOR TOMORROW

Production growth driven by solid performance in Vaca Muerta Production growth driven by the tie-in of 4-well pad AF-3 in Aguada Federal and 4-well pad BPO-14 in Bajada del Palo Oeste Total shale oil production was 36.2 Mbbl/d, representing 79% of total oil production (1) LPG production in Q4 2022 totaled 460 boe/d, compared to 462 boe/d in Q3 2022 and 524 boe/d in Q4 2021

Vaca Muerta development update BAJADA DEL PALO OESTE—Core development Solid performance to date, with 60 wells tied-in and producing on average 3% above BPO type curve for the first 360 days (1) Completed and tied-in 5-well pad BPO-15 in Dec-22 (3 wells landed in La Cocina, 2 in Orgánico) Started drilling 4-well pad BPO-16 AGUADA FEDERAL—Core development extension Q4-22 production of 5.8 Mboe/d driven by the tie-in of 6 wells in pads AF-2 and AF-3 (tied-in during Oct-22) Finished drilling 4-well pad AF-4 in early Feb-23. Landed 2 wells in La Cocina, 1 in Orgánico and 1 in Middle Carbonate. Planning to complete and tie-in before the end of Q1-23 BAJADA DEL PALO ESTE—Ongoing pilot Drilled 1 well in BPE-3. Completed and tied-in in Feb-23 Drilling 2 wells in pad BPE-2. Planning to tie-in in Apr-23 All wells landed in La Cocina Will have fulfilled capex commitments with this activity AGUILA MORA—Ongoing pilot Completed first 2-well pad in Jan-23. Landed 1 well in La Cocina and 1 well in Middle Carbonate Planning to tie-in in Apr-23 upon completion of temporary production facilities construction

Strong y-o-y revenue growth REVENUES AVERAGE CRUDE OIL PRICE AVERAGE NATURAL GAS PRICE $MM $/bbl $/MMBtu +65% +57% +14% 333.6 4.4 4.5 308.1 76.6 60.6 68.9 196.0 2.7 53% 55% 36% Q4-21 Q3-22 Q4-22 Q4-21 Q3-22 Q4-22 Q4-21 Q3-22 Q4-22 Total Revenues % of export in total revenues Strong increase y-o-y, driven by Realized oil prices of 67.2 $/bbl (1) Interannual increase driven by 41% boost in oil production and 14% in the domestic market and 74.1 sales to industrial customers at improvement in realized oil prices $/bbl (2) in the export market 3.0 $/MMBtu, and exports to Oil revenues reflect inventory build- Exported 2.2 MMbbl (23.4 Mbbl/d) Chile at 8.8 $/MMBtu up of 238 Mbbl (2.6 Mbbl/d) during of crude oil, representing 52% of Q4-22 total oil sales volumes and 56% of Second straight quarter with total oil revenues exports above 50% of revenues (1) Does not include trucking transportation cost from sales point to refinery, total realized oil price net of this cost is 63.3 $/bbl (2) Net of export tax. Export price before export tax was 80.0 $/bbl in Q4-22

Continued to achieve cost efficiencies LIFTING COST (1) LIFTING COST PER BOE (1) $MM $/boe +19% (11)% 8.0 34.8 36.1 7.5 30.3 7.2 54.7 50.7 41.1 Q4-21 Q3-22 Q4-22 Q4-21 Q3-22 Q4-22 Lifting cost per boe Total production (Mboe/d) Implemented tactical cost-saving initiatives to contain the impact of real appreciation of the Argentine Peso Continued diluting fixed costs through incremental production volumes (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs

08

Robust y-o-y adjusted EBITDA growth


ADJ. EBITDA (1)
$MM
73%
116.5
233.7
201.7
Q4-21
Q3-22
Q4-22
ADJ. EBITDA MARGIN
%
+6p.p.
59%
70%
65%
60.6
76.6
68.9
Q4-21
Q3-22
Q4-22
Adj. EBITDA margin
Realized crude oil price ($/bbl)
NETBACK (2)
$/boe
+30%
30.8
50.1
40.1
Q4-21
Q3-22
Q4-22

- Adj. EBITDA y-o-y increase driven by strong revenue growth and lower lifting cost
- Sequential decrease in Adj. EBITDA driven by lower oil prices and oil inventory build-up
- Netback increased 30% y-o-y, driven by higher realized prices and increase in oil mix

(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments
(2) Netback = Adj. EBITDA / Total production

VISTA ENERGY FOR TOMORROW

09

Another positive free cash flow quarter

FREE CASH FLOW [1]


$MM
62.8
44.4
57.2
Q4-21
Q3-22
Q4-22

- Recorded another positive free cash flow quarter, for a total of 57.2 $MM [1]
- Generated 215.4 $MM of operating activities cash flow, a 55% increase y-o-y
- Cash flow used in investing activities was 158.2 $MM, with capex activity of 145.2 $MM
- Refinanced 108.5 $MM maturities due in 2023 (45.0 $MM now due in 2025, 63.5 $MM now due in 2026), and 40.5 $MM maturities due in 2024 (now due in 2025), extending average life from 2.4 years to 2.8 years, and reducing average debt cost from 6.0% to 4.4%
- Cash at YE-22 was 244.4 $MM, up from 182.8 $MM at Q3-22 [2]

DEBT MATURITIES SCHEDULE


$MM
Cross border (3)
Local
244
45
160
114
138
76
Cash as of YE 2022(2)(4)
2023 (as of Jan 20)
2024
2025
2026
2027-31

GROSS DEBT


$MM
522.6
549.3
(22.5)
526.8
Debt as of Q3-22
Debt as of Q4-22
Syndicated loan repayment on Jan 20, 2023
Debt as of Jan 20, 2023

(1) Free cash flow = Operating activities cash flow + Investing activities cash flow
(2) Cash is defined as Cash and cash equivalents
(3) Cross border debt includes: Syndicated loan installment (22.5 $MM), bond series III (9.5 $MM), XIII (43.5 $MM), XIV (36.4 $MM) and XV (13.5 $MM), and ConocoPhillips loan (25.0 $MM)
(4) Includes 22.5 $MM used in Syndicated loan repayment on January 20, 2023

VISTA
ENERGY FOR TOMORROW

10

Delivered on our superior shareholder return proposition in 2022

Full year 2022 - HIGHLIGHTS

495%
Reserves replacement ratio

Increased P1 reserves and well inventory

- Increased P1 reserves to 251.6 MMboe, resulting in an 39% increase y-o-y
- Increased inventory to 900 wells in Vaca Muerta through:
  - ✓ Completion of 100% WI acquisition of Aguada Federal and Bandurria Norte (up to 300 new well locations)
  - ✓ Initial pilot results in Bajada del Palo Este (up to 50 new well locations)

+32%
Oil production y-o-y

Delivered solid operating performance

- Increased total production 25% y-o-y to 48.6 Mboe/d
- Exported 44% of oil production volumes
- Decreased lifting cost to 7.5 $/boe [1]

-25%
GHG intensity y-o-y

Strong progress in sustainability

- Reduced GHG emissions intensity 25% from 24 to 18 kgCO2e/boe [2]
- Kicked off 4 NBS projects, managed by Aike, a Vista subsidiary

+3x
Stock performance

Delivered robust total shareholder returns

- Recorded 765 $MM Adjusted EBITDA and 197 $MM positive free cash flow [3]
- Recorded 40% ROACE and Adj. EPS of 4.2 $/sh [4][5]
- Reduced gross debt by 84 $MM y-o-y [6]
- Repurchased 3.2 million shares for a total of 29.3 $MM [7]

Delivered robust performance vis-à-vis our 2022 guidance

(1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs
(2) Scope 1 & 2 GHG emissions
(3) Free Free cash flow = Operating activities cash flow + Investing activities cash flow. Excludes Wintershall payment of 90 $MM
(4) ROACE = (Adj. EBITDA - Depreciation) / (Average total debt + Average total shareholders' equity). Total Debt = Current Borrowings + Non-current Borrowings + Current Lease liabilities + Non-current Lease liabilities
(5) Adj. EPS = Adj. Net Income / weighted average number of ordinary shares
(6) Includes 22.5 $MM syndicated loan repayment on Jan 20, 2023
(7) As of February 24,2023

VISTA
ENERGY FOR TOMORROW

11

Increased proved reserves by 39%

Proved reserves as of December 31, 2022 [(1)]


MMboe
181.6
(17.7)
87.8
251.6
YE 2021
Production
Net Additions (2)
YE 2022

Key drivers

- Added 40 new well locations in Aguada Federal, 32 in Bajada del Palo Oeste, 4 in Bajada del Palo Este, resulting in a total of 210 booked well locations

Proved reserves breakdown

In MMboe	Oil [(3)]	Gas	Total
Bajada del Palo Oeste	155.9	30.6	186.4
Aguada Federal	31.5	5.9	37.4
Bajada del Palo Este	6.7	1.8	8.5
Coirón Amargo Norte	0.6	0.2	0.8
Acambuco	0.1	0.6	0.7
CS-01	2.9	1.1	4.0
Other Arg. Conventional	10.3	3.5	13.8
Total	**208.0**	**43.6**	**251.6**

495% Total RRR

515% Oil RRR [(3)]

14.2 years Reserves life

Certified present value at 10% attributable to Vista interest in P1 reserves of 3.2 $Bn [(4)]

(1) Proved reserves were certified by DeGolyer & MacNaughton, under SEC methodology. 1 cubic meter of oil = 6.2898 barrels of oil; 1,000 cubic meters of gas = 6.2898 barrels of oil equivalent
(2) Net additions are calculated as the difference between: (i) YE 2022 proved reserves and; (ii) the YE 2021 proved reserves minus the 2022 total production
(3) Includes crude oil and condensate, and NGL; NGLs represent less than 1% of total reserves
(4) Based on reserves certification reports performed by DeGolyer & McNaughton for Argentina and Mexico, under SEC guidelines. Realized oil price assumption of 72.3 $/bbl

VISTA

Achieved significant operating milestones during 2022 TOTAL PRODUCTION Mboe/d Increased shale oil Aguada Federal Bajada del Palo Este ~2x wells on production Completed and tied-in 6 Completed and tied-in +25% 48.6 from 40 wells at YE-21 wells, incorporating it to 2 wells as part of                to 68 wells at YE-22 core development area 5-well pilot, showing 38.8 (connected through oil robust productivity 83% pipeline to BPO) 26.6 78% 69% Started operating Vista local sand Upgraded treatment plant in our mine and washing plant, designed Bajada del Palo Cluster to process to fulfill 100% of Vista requirements up to 57 Mbbl/d of crude oil at full capacity (est. end Q2-23) 2020 2021 2022 Total production (Mboe/d) % of oil TOTAL SHALE PRODUCTION Secured evacuation capacity for Mboe/d production growth plan thru 2026: ~4x +49% 34.7 Awarded 31,500 bbl/d incremental Awarded 37,400 bbl/d of 23.2 transportation capacity in Oldelval throughput capacity in OTE port 28 expansion and committed upfront export facilities expansion, and payments of ~54 $MM in 2023 and committed upfront payments of ~65 $MM in 2024-25 (1) ~23 $MM in 2023 and ~6 $MM in 8.5 20 2024-25 (1) 12 Expected total oil evacuation capacity of 74,300 bbl/d (1) Upfront commitments might change subject to total project costs

13

Solid progress on all ESG fronts

Environment

- Recorded GHG emissions intensity of 18 kgCO2e/boe for the year, a 25% y-o-y reduction. Q4-22 GHG emissions intensity was 14 kgCO2e/boe [1]
- Signed renewable power purchase agreement, gradually increasing from ~20% of electricity needs in 2023
- Executing first 4 NBS projects, managed by Aike, a Vista subsidiary

Social

- Recorded TRIR < 1 for the third consecutive year
- Progress in gender initiatives through hiring and development of female talent, issuance of new policies and workshops to increase employee awareness
- Set up Social Management System to support our social performance (externally audited and following IFC standards)

Governance

- Implementing Human Rights polices in line with best practices
- Strengthened governance by issuing policies related to business ethics and increasing training hours to staff
- Implemented public grievance mechanism procedure and added community feedback link to our website

Progressing towards our 2026 Net Zero ambition, presented in our 2021 Investor Day [1]

Initiated NBS projects execution

aike

- Set up Aike to design, manage and execute our carbon offset projects, staffed with leading local experts

✓ Purchased **3,322 ha** in Corrientes and started ARR [2] project. Planted 1,080 ha during 2022, planning to plant ~1,200 ha in 2023 [3]

✓ Signed sustainable agriculture agreement with landowner in Santa Fe, Córdoba, Buenos Aires and Río Negro, for a total of **~1,900 ha**

✓ Signed sustainable livestock farming with landowner in Santa Fe covering **~1,900 ha**

✓ Signed binding commitment to purchase **~5,000 ha** for a REDD+ [4] project in Salta



Aike project in Corrientes

(1) Scope 1 & 2 GHG emissions
(2) ARR stands for Afforestation, Reforestation and Revegetation
(3) 1 hectare is equivalent to 2.47 acres
(4) REDD+ stands for Reducing Emissions from Deforestation and forest Degradation, as well as the role of conservation, sustainable management of forests and enhancement of forest carbon stocks

VISTA
ENERGY FOR TOMORROW

Delivered robust total shareholder returns FREE CASH FLOW (1) NET LEVERAGE RATIO Vista share price performance (4) $MM x Adj. EBITDA $/Share 197.1 3.5x 20 105.9 2022: +3x 0.8x 0.4x 15 (62.3) YE2020 YE2021 YE2022 2020 2021 2022 10 ROACE (2) ADJ. EPS (3) % $/share 40% 4.2 5 17% 0.9 0 (5)% Jan-22 Mar-22 Jun-22 Aug-22 Oct-22 Dec-22 (1.3) 2020 2021 2022 2020 2021 2022 (1) Free Free cash flow = Operating activities cash flow + Investing activities cash flow. Excludes (3) Adj. EPS = Adj. Net Income / weighted average number of ordinary shares Wintershall payment of 90 $MM (4) Source: Bloomberg (2) Total ROACE Debt = (Adj = Current . EBITDA Borrowings —Depreciation) + Non /—(Average current Borrowings total debt + + Average Current total Lease shareholders’ liabilities + Non equity) -current . Lease liabilities

15

Enhancing focus on shale operations to strengthen shareholder returns

DEAL BASICS

- Vista entered into a two-phased agreement with Petrolera Aconcagua, which will become operator of certain conventional concessions as of March 1, 2023, and pay 100% of opex, capex, royalties and taxes
- Vista to remain concession title holder until Feb 28, 2027, when 100% ownership will be transferred to Aconcagua (subject to Provincial approvals) and keep entitlement of 40% of hydrocarbons production [(1)]
- Vista will receive:
  - ✓ 26.5 $MM upfront payment (paid in 3 annual instalments) [(2)]
  - ✓ 4 MMbbl of oil and 300 MMm3 of gas, through rights over 40% of hydrocarbon production from the concessions, until Feb 28, 2027 [(3)]
  - ✓ Right to buy Aconcagua's 60% WI of natural gas production at 1 $/MMbtu, until Feb 28, 2027
- Bajada del Palo cluster oil treatment plant (located in Entre Lomas) excluded from the transaction (net book value of 20 $MM)
- Vista retains right to develop Vaca Muerta play in the concessions


AF
BPO
BPE
CAN
ELO
MED
JDM
JQ/CDP
Oil treatment plant excluded from transaction

- Concessions not included in the transaction
- Conventional concessions included in the transaction: Entre Lomas Río Negro and Entre Lomas Neuquén (ELO), Jarilla Quemada / Charco del Palenque (JQ/CDP), 25 de Mayo Medanito SE (MED), Jagüel de los Machos (JDM)

STRATEGIC RATIONALE

- Transforms Vista into a fully-focused Vaca Muerta company, with lower lifting and development costs, and higher ROACE and EBITDA margin
- Improves delivery of 2026 targets through additional FCF
- Right timing to execute the transaction (1-2 years ahead of the re-negotiation of concessions extension)

Vista assessment of the transaction value is estimated at ~400 $MM [(4)]

EXPECTED KEY IMPACTS

Impact	Metric
= No impact	2023 Adj. EBITDA [(5)]
↑ +5 p.p. to 71%	2023 Adj. EBITDA Margin
↓ -2 $/boe (-25%)	2023 Lifting Cost [(6)]
↑ +100 $MM (+9%)	2023-26 Cash generation [(7)]

(1) 40% of crude oil production, 40% of natural gas production and 100% of LPG and condensates production
(2) Installments as follows: 10.00 $MM on February 15, 2023, 10.74 $MM on March 1, 2024, and 5.74 $MM on March 1, 2025. All amounts will be payable in Argentina and in Argentine pesos.
(3) If such volumes are not produced by February 28, 2027, Aconcagua shall pay Vista in cash to compensate for the production gap (at the average realized prices of the Neuquina Basin for the last 12 months) plus a 10% penalty
(4) Based on a nominal sum of (i) upfront payment; (ii) sale of 4 MMbbl of oil at 65 $/bbl , 300 MMm3 of natural gas at 4.5 $/Mmbtu and 37,000 tons of LPG at 250 $/tn; and (iii) 3.5 $/MMbtu margin over Aconcagua's 60% share of natural gas
(5) Adj. EBITDA = Net profit for the period + Income tax expense + Financial income (Expense), net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses
(6) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs
(7) 2023-2026 cash generation = cumulative free cash flow, calculated as Operating activities cash flow plus Investing activities cash flow

VISTA
ENERGY FOR TOMORROW

16

2023 Guidance (1)

TIE-INS



wells
+4%
28
29
2022A
2023F

- New well tie-ins: 16 in BPO, 8 in Aguada Federal and 3 in BPE and 2 in Aguila Mora

PRODUCTION



Mboe/d
+13%
48.6
55
2022A
2023F

- Forecasting solid y-o-y growth every quarter; exit rate ~60 Mboe/d

LIFTING COST (2)



$/boe
(27)%
7.5
5.5
2022A
2023F

- Rebased cost structure driven by conventional assets sale

ADJ. EBITDA (3)



$MM
+11-18%
765
850-900
2022A
2023F

- Based on an average realized oil price of 65-68 $/bbl

CAPEX (4)



$MM
+11%
540
600
2022A
2023F

- Driven by higher D&C activity and upfront investments in facilities

GHG EMISSIONS (5)



kgCO2e/boe
(44)%
18
<10
2022A
2023F

- Captures full year impact of 2022 decarbonization initiatives and 2023 projects

Well on track to deliver long term targets presented in Dec-2021, with room for over-delivery on production, efficiency metrics and free cash flow

(1) See "About projections and forward-looking statements" on slide 2
(2) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs
(3) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adj.
(4) Does not include upfront capacity payments to Oldelval or OTE
(5) Scope 1 & 2 GHG emissions

VISTA
ENERGY FOR TOMORROW

Closing remarks 2022 Results 2022 Returns 2023 Focus 2023 Guidance Completed a year Delivered on our Signed innovative Expecting a of robust superior total agreement to double-digit operational and shareholder return become a fully- growth in financial proposition by focused Vaca production and performance, reducing gross Muerta company, Adj. EBITDA delivering on debt, repurchasing with improved with higher guidance and shares, and operational and margins making good executing warrants financial metrics progress towards exchange, resulting our 2026 targets in a peer-leading stock performance

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